

Mail Stop 3561

April 11, 2017

Via E-mail
Michael R. McDonnell
Chief Financial Officer
Quintiles IMS Holdings, Inc.
4820 Emperor Blvd.
Durham, North Carolina 27703

Re: Quintiles IMS Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-35907

Dear Mr. McDonnell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements
15. Business Combinations, page 115

1.   We note from your disclosure on Form 8-K filed on 10/3/2016 that upon the completion of the Merger, former Quintiles shareholders own approximately 48.8% of the Surviving Corporation on a fully diluted basis and former IMS Health stockholders hold approximately 51.2% of the Surviving Corporation on a fully diluted basis, based on the shares outstanding for both Quintiles and IMS Health as of September 29, 2016. We also note you concluded that Quintiles is the accounting acquirer. Please provide us the analysis you performed in making this determination, including your consideration of all of the facts and circumstances outlined in ASC 805-10-55-12 through 55-15.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining